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ZURICH
FINANCIAL SERVICES



BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089

Our reference

Date March 27, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
APR 1 0 2002
THOMSON FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Generali acquires from Zurich four country businesses in Central Europe" dated March 27, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

Enclosure

News Release



ZURICH
FINANCIAL SERVICES

Generali acquires from Zurich four country businesses in Central Europe

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 27, 2002 – On March 26, 2002, Generali Group (Generali) and Zurich Financial Services Group (Zurich) signed an agreement for the sale of Zurich's country businesses in Poland, Hungary, Slovakia and the Czech Republic to Generali. This agreement is a further step towards Zurich's goal to focus on key markets in Continental Europe. In addition, both companies will collaborate in these countries in the area of international corporate clients. The agreement will be subject to the approval of the authorities in the respective countries.

According to this agreement, Zurich sells its subsidiaries in Poland, Hungary and Slovakia, as well as the portfolio of the Czech branch to Generali Holding Vienna AG, Vienna. The companies in Hungary, Slovakia and the Czech Republic are active in the area of non-life, while Poland is active in the life, non-life as well as the pension areas. Together, the four country businesses employ 490 people.

The insurance portfolios have a gross written premium volume of about EURO 85 million. The Polish companies manage EURO 270 million in pension funds and other assets. The Polish pension business is the fifth largest in the country.

The collaboration between Zurich and Generali in the area of industrial and corporate clients forms an important part of the agreement. It foresees that Zurich's international clients will be serviced by Generali in these four countries. In this way, Zurich can still ensure a local service in Central Europe to its international clients.

ZURICH
FINANCIAL SERVICES

Zurich will continue to strengthen its already significant position in Europe's key markets.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com